                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q
                                 / / Form N-SAR

                         For Period Ended: June 30, 1999

                       / / Transition Report on Form 10-K

                       / / Transition Report on Form 20-F

                        / /Transition Report on Form 11-K

                       / / Transition Report on Form 10-Q

                       / / Transition Report on Form N-SAR

                        For the Transition Period Ended:

                         Commission File Number 1-11900
                            CUSIP Number 45812J 10 1

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         Integrated Security Systems, Inc.
         8200 Springwood Drive, Suite 230
         Irving, TX  75063

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   / /   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         The Company is currently awaiting financing information and is delaying filing of the Form 10-KSB for possible disclosure implications. The Company anticipates filing the Form 10-KSB on or before October 13, 1999.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification David H. Oden Haynes and Boone, LLP (214) 651-5560

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

For fiscal 1999 and 1998, financial results have been reclassified to reflect the Company's disposition of its two non-core subsidiaries as discontinued operations: Golston Company ("Golston") and Tri-Coastal Systems, Inc. ("TCSI"). Golston was sold by the Company in May of 1999 and TCSI was sold during August 1999.

Sales for fiscal 1999 increased 19.5% for continuing operations to $5.8 million from $4.9 million for the previous year. This increase is mainly the result of increased sales of perimeter security products, coupled with sales of railroad safety barriers and Intelli-Site software projects. Gross margin also increased for continuing operations during fiscal 1999 to 34.2% from 32.6% during fiscal 1998. The higher margins are reflective of the software product's impact on the overall gross margin. If Golston and TCSI had not been reflected as discontinued operations, sales for fiscal 1999 would have been $11 million.

Operating expenses from continuing operations increased to $6.4 million during fiscal 1999 from $4.6 million in the previous fiscal year. This increase includes a one-time expense of $.9 million for the dissolution of the partnership that was originally formed to fund marketing and sales of the Intelli-Site product. The Company has also incurred expenses of $.2 million during fiscal 1999 to recruit and relocate new management, and over $.2 million of general and administrative expenses associated with the repositioning of the business. The remainder of the fiscal 1999 increase relates to increased staffing levels necessary to fulfill orders on hand and accelerate the sales process.

                        Integrated Security Systems, Inc.
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    September 28, 1999           By:  Gerald K. Beckmann
        --------------------               -------------------------------------
                                           President and Chief Executive Officer